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                                  EXHIBIT 20.1

         Press Release, dated August 14, 1996, regarding the settlement of the Whipsaw litigation.
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                    NETWORK APPLIANCE SETTLES WHIPSAW LAWSUIT


       MOUNTAIN VIEW, CA - AUGUST 14, 1996 - Network Appliance, Inc. (NASDAQ:NTAP) today announced that it has settled a two-year-old, intellectual property lawsuit brought against it by The Whipsaw Group. In connection with the settlement, Network Appliance recorded a pre-tax charge of $4.3 million in the quarter that ended July 26, 1996.

       The $4.3 million charge consists of a $3.5 million payment to the plaintiffs and $800,000 in legal fees. The total settlement with the plaintiffs consists of a single cash payment and releases the Company from all liabilities. The Company has no future obligations to the plaintiffs.

       The lawsuit stemmed from claims that one of the founders of Network Appliance misappropriated confidential information prior to founding the Company in April 1992, from which the Company allegedly benefited. Network Appliance denies any wrongdoing on its part or on the part of the founder, who left the Company in March 1995. The case is described further in various Company documents and financial filings, including its S-1, 10K and prospectus.

       Commenting on the settlement, Network Appliance President and Chief Executive Officer Dan Warmenhoven said, "As confident as we are in the merits of our defenses in this case, we chose not to endure the distractions and costs involved in lengthy legal proceedings. It is in the best interests of our shareholders to put this case behind us and focus all our attention on productive management of our rapid growth."

       Network Appliance, also known as NetApp, supplies high-performance network data access devices that provide fast, simple, reliable and cost-effective file service for data-intensive network environments. Combining specialized, proprietary software and standards-compliant hardware, the Company pioneered the concept of the "network appliance," an extension of the industry trend towards dedicated, specialized devices which perform a single networking function, similar to the adoption of the router for network communications management. Customers include leading organizations in the on-line services, financial services, manufacturing and telecommunications industries, as well as companies that design hardware and software. Products are available through the Company's direct sales force and resellers worldwide.